June 26, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Daniel F. Duchovny
William Mastrianna

Re:	Registration Statement on Form S-4 (Registration No. 333-204291)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Knowles Corporation, a Delaware corporation (the “Company”), hereby request acceleration of the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-204291), as amended (the “Registration Statement”), to 4:00 p.m., Eastern Time, on June 30, 2015, or as soon thereafter as practicable.

In addition, at the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company acknowledges that:

1.	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please contact Jennifer F. Fitchen of Sidley Austin LLP at (650) 565-7122 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

KNOWLES CORPORATION

By:	/s/ Thomas G. Jackson
	Name:	Thomas G. Jackson
	Title:	Senior Vice President, General Counsel and Secretary

Acceleration Request Letter